EXHIBIT 21

COMMSCOPE, INC. SUBSIDIARIES

Name	Jurisdiction of Incorporation/ Organization
CommScope, Inc. (Registrant)	Delaware
CommScope, Inc. of North Carolina	North Carolina
Andrew LLC	Delaware
Andrew AG	Switzerland
Andrew Telecommunications (India) Private Limited	India
Andrew Corporation Mauritius	Mauritius
Andrew Telecommunication (China) Co., Ltd.	China
Allen Telecom LLC	Delaware
CommScope International Holdings, LLC	Delaware
Connectivity Solutions Manufacturing, Inc (CSMI)	Delaware
Cable Transport, Inc.	North Carolina